June 3, 2011

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

This letter sets forth responses to oral comments received from John Grzeskiewicz of the staff of the Securities and Exchange Commission (the “SEC”) on May 25, 2011, in connection with the Disciplined Equity Fund registration statement filed on April 15, 2011.

Set forth below is each comment and the Fund’s response thereto.

1.	Comment: In the Fees and Expenses table on page, please remove footnote 1 to comply with the technical requirements permitted under Form N-1A.

Response: The footnote has been removed as requested.

2.	Comment: The Fund should adjust the principal investment strategy to comply with Rule 35d-1. Under Rule 35d-1, having “Equity” in the name requires a minimum of 80% investment in such assets, so the Fund must either have a fundamental policy with this requirement, or have a policy to provide shareholders with at least 60 days prior notice of any change of this 80% policy.

Response: The principal investment strategy has been amended to include a policy of investing at least 80% of its assets in equity securities, and the Fund will notify shareholders at least 60 days in advance of any changes in this investment policy. For purposes of calculating the Fund’s 80% investment in equities, the Fund considers certain derivatives on equity securities to be equity securities, and has added this clarification in the Principal Investment Strategy section.

U.S. Securities and Exchange Commission

June 3, 2011

3.	Comment: Principal Investment Risks—Derivative Contracts Risk: If the Fund’s investment in derivatives will be primarily put and call options and options on indices, please add a statement to this effect in the risk disclosure. If the Fund will also invest significantly in other derivatives, review the disclosure to determine whether it is consistent with the July SEC letter to the ICI.

Response: Additional disclosure has been added to the risk disclosure to clarify that the Fund’s use of derivatives will be primarily through put and call options and options on indices. We confirm the derivative risk disclosure is consistent with the letter issued by the SEC in July 2010.

Any questions or comments with respect to this filing may be directed to the undersigned at
(202) 775-1227.

Very truly yours,
/s/ Arie Heijkoop, Jr.

Arie Heijkoop, Jr.